UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

ASUR 3Q17 Passenger Traffic Increased 8.1% YoY

in Mexico and Declined 5.5% in San Juan, Puerto Rico

Mexico City, October 19, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, a JV partner in Aerostar Airport Holdings, LLC (Aerostar), and operator of the Luis Muñoz Marín International Airport in San Juan (LMM Airport), today announced results for the three- and nine-month periods ended September 30, 2017.

Highlights for the Quarter

•	Agreements to acquire controlling interest in two Colombian airport groups, subject to governmental approval.

•	Passenger traffic in Mexico up 8.1% YoY, supported by increases of 6.9% and 9.4% in domestic and international traffic, respectively. Cancun Airport was the main traffic driver.

•	Traffic at LMM Airport declined 5.5% YoY, 4.3% in domestic traffic and 12.2% in international traffic impacted by Hurricane Maria in September 2017.

•	Consolidated commercial revenues per passenger reached Ps.99.5.

•	Consolidated EBITDA up 39.5% YoY, reaching Ps.1,916.6 million.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and nine-month periods ended September 30, 2017, and the equivalent three- and nine-month periods September 30, 2016. On May 26, 2017 ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017. ASUR began to fully consolidate Aerostar results on a line by line basis, while until then results were accounted for by the equity method. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico only, exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.18.1590. Definitions for EBITDA, Adjusted EBITDA margin, Majority Net Income, domestic and international traffic can be found on page 12 of this report.

ASUR 3Q17 Page 1 of 19

Passenger Traffic

ASUR’s total passenger traffic in 3Q17 rose 4.9% YoY to 9.9 million passengers, driven by an 8.1% increase in Mexico, partially offset by a 5.5% decline in traffic in Puerto Rico. The decline in passenger traffic at Luis Muñoz Marín Airport in San Juan, Puerto Rico reflects the impact of Hurricane Maria, which resulted in operations at this airport being suspended on September 19, 2017 at 19:30 pm and resuming on a limited basis on September 21, 2017 with 10 flights, increasing progressively to 41 daily flights at the end of September 2017. The airport is still operating on a limited basis.

The 8.1% YoY growth in passenger traffic achieved in Mexico reflects increases of 6.9% and 9.4% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, reporting increases of 9.5% and 9.4% in domestic and international traffic, respectively, with the majority of ASUR’s airports also contributing to higher traffic.

Total passenger traffic at LMM Airport in 3Q17 declined 5.5% YoY, reflecting reductions of 4.3% and 12.2% in domestic and international traffic, respectively as explained above.

Tables with detailed passenger traffic information for each airport can be found on page 14 of this report.

Table 2: Passenger Traffic Summary
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2016	2017		2016	2017
Total Mexico	7,199,539	7,783,057	8.1	21,325,666	23,530,519	10.3
- Cancun	5,400,565	5,909,015	9.4	16,181,408	17,996,106	11.2
- 8 Other Airports	1,798,974	1,874,042	4.2	5,144,258	5,534,413	7.6
Domestic Traffic	3,675,805	3,929,206	6.9	9,505,566	10,641,806	12.0
- Cancun	2,059,770	2,254,689	9.5	5,047,917	5,839,906	15.7
- 8 Other Airports	1,616,035	1,674,517	3.6	4,457,649	4,801,900	7.7
International Traffic	3,523,734	3,853,851	9.4	11,820,100	12,888,713	9.0
- Cancun	3,340,795	3,654,326	9.4	11,133,491	12,156,200	9.2
- 8 Other Airports	182,939	199,525	9.1	686,609	732,513	6.7
Total San Juan, Puerto Rico (1)	2,268,840	2,144,760	(5.5)	6,923,233	6,865,311	(0.8)
Domestic Traffic	1,943,163	1,858,789	(4.3)	6,062,216	6,005,732	(0.9)
International Traffic	325,677	285,971	(12.2)	861,017	859,579	(0.2)
Total Traffic	9,468,379	9,927,817	4.9	28,248,899	30,395,830	7.6
Domestic Traffic	5,618,968	5,787,995	3.0	15,567,782	16,647,538	6.9
International Traffic	3,849,411	4,139,822	7.5	12,681,117	13,748,292	8.4

1 On May 26, 2017, ASUR increased its ownership stake in LMM Airport from 50% to 60%. ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017. For comparison purposes, this table includes traffic figures for LMM Airport for 3Q16 and 3Q17 as well as 9M16 and 9M17. Note: Passenger figures for Mexico exclude transit and general aviation passengers, while LMM Airport includes transit passengers and general aviation.

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis.

ASUR 3Q17 Page 2 of 19

Table 3: Summary of Consolidated Results
	Third Quarter		%Chgr	Nine-Months		% Chg
	2016	2017		2016	2017
Total Revenues	2,355,757	3,230,104	37.1	6,676,900	8,642,149	29.4
Aeronautical Services	1,157,026	1,732,467	49.7	3,393,075	4,587,720	35.2
Non-Aeronautical Services	770,212	1,088,079	41.3	2,330,395	3,110,280	33.5
- Commercial Revenues	686,020	992,211	44.6	2,085,293	2,824,359	35.4
Total Revenues Excluding Construction Revenues	1,927,238	2,820,546	46.4	5,723,470	7,698,000	34.5
Construction Revenues	428,519	409,558	(4.4)	953,430	944,149	(1.0)
Total Operating Costs & Expenses	1,120,332	1,574,494	40.5	2,948,668	3,740,868	26.9
Operating Profit	1,235,425	1,655,610	34.0	3,728,232	4,901,281	31.5
Operating Margin	52.4%	51.3%	-119 bps	55.8%	56.7%	+88 bps
Adjusted Operating Margin (1)	64.1%	58.7%	-541 bps	65.1%	63.7%	-147 bps
EBITDA	1,374,135	1,916,603	39.5	4,127,594	5,475,755	32.7
EBITDA Margin	58.3%	59.3%	+100 bps	61.8%	63.4%	+154 bps
Adjusted EBITDA Margin (2)	71.3%	68.0%	-335 bps	72.1%	71.1%	-98 bps
Net Income	916,798	1,145,613	25.0	2,711,756	3,636,319	34.1
Majority Net Income	916,798	1,100,695	20.1	2,711,756	3,571,974	31.7
Earnings per Share	3.0560	3.6690	20.1	9.0392	11.9066	31.7
Earnings per ADS in US$	1.6829	2.0205	20.1	4.9778	6.5568	31.7

Total Commercial Revenues per Passenger (3)	94.6	99.5	5.2	97.0	105.8	9.0
Commercial Revenues from Direct Operations per Passenger (4)	16.7	19.3	15.7	15.8	18.9	19.7
Commercial Revenues Excl. Direct Operations per Passenger	77.9	80.2	3.0	81.2	86.9	6.9

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated by dividing EBITDA by total vrevenues less construction services revenues.

[3] Includes transit and general aviation passengers for Mexico and Puerto Rico. [4] Represents ASUR’s operation of convenience stores in its airports.

Consolidated Revenues

Consolidated Revenues for 3Q17 increased 37.1% YoY to Ps.3,230.1 million, principally due to increases of:

•	49.7% in revenues from aeronautical services, mainly as a result of the 4.9% increase in total passenger traffic, as well as the benefit from Ps.416.0 million in aeronautical revenues from LMM airport in 3Q17; and
•	41.3% in revenues from non-aeronautical services, principally reflecting the 44.6% increase in commercial revenues. Non-aeronautical revenues at Aerostar for June 2017 were Ps.207.4 million.

This was partially offset by a 4.4% decline in revenues from construction services in Mexico as a result of lower capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IRFS accounting standards, total revenues would have increased 46.4% YoY to Ps.2,820.5 million. Total revenues at Aerostar for the quarter represented 22.1% of ASUR’s consolidated revenues excluding revenues from construction services.

Commercial Revenues in 3Q17 rose 44.6% YoY, principally due to the 4.9% increase in total passenger traffic, and the contribution of Ps.205.7 million in commercial revenues at LMM Airport for 3Q17. Commercial revenue growth in Mexico was mainly driven by increases in Duty Free, Food and Beverages, and Retail.

Consolidated Commercial Revenues per Passenger rose to Ps.99.5 in 3Q17, from Ps.94.6 in 3Q16, with Mexico contributing with Ps.100.5 in 3Q17 and LMM Airport with Ps.95.9 revenues per passenger in 3Q17.

ASUR 3Q17 Page 3 of 19

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses for 3Q17 increased 40.5% YoY to Ps.1,574.5 million, with 23.9% of consolidated costs and expenses for the quarter attributable to Aerostar. Excluding construction costs, however, operating costs and expenses rose 68.4% to 1,164.9 million.

Cost of Services rose 98.7%, mainly reflecting maintenance expenses as well as higher cost of sales from convenience stores directly operated by ASUR. Higher energy, security and professional fees also contributed to the increase in cost of services. Aerostar’s results contributed with 39.4% of cost of services in 3Q17.

Construction Costs declined 4.4% YoY, mainly due to lower levels of capital improvements made to the Mexican concessioned assets during the period.

G&A Expenses, which reflect administrative expenses in Mexico, declined 2.0% YoY.

The Technical Assistance fee paid to ITA increased 14.0% YoY, reflecting EBITDA growth, in Mexico -excluding extraordinary items, a factor in the calculation of the fee.

Concession fees, which include fees paid to the Mexican government and Puerto Rican Authorities, rose 17.8%, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee.

Depreciation and Amortization increased 78.9% and mainly reflects capitalized investments. Aerostar contributed with 42.2% of depreciation and amortization in 3Q17.

Consolidated Operating Profit and EBITDA

Consolidated Operating Profit in 3Q17 increased 34.0% to Ps.1,655.6 million. Operating Margin for 3Q17 declined to 51.3% from 52.4% in 3Q16, mainly as a result of the 37.1% increase in revenues along with a higher increase in costs and expenses. Aerostar’s results represented 15.0% of consolidated operating profit for 3Q17.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated as operating profit divided by total revenues less construction services revenues, was 58.7% in 3Q17 compared with 64.1% in 3Q16.

EBITDA rose 39.5% to Ps.1,916.6 million in 3Q17, reflecting higher operating leverage. Aerostar results also contributed with 18.2% of EBITDA for the period. During 3Q17, ASUR recognized Ps.409.5 million in Construction Revenues, a year-on-year decline of 4.4%, due to lower capital expenditures and investments in concessioned assets. As a result, 3Q17 EBITDA Margin was 59.3% compared to 58.3% in 3Q16.

Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, was 68.0% in 3Q17 compared to 71.3% in 3Q16.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg	Nine-Months		% Chg
	2016	2017		2016	2017
Interest Income	46,652	54,102	16.0	128,993	163,953	27.1
Interest Expense	(31,825)	(206,164)	547.8	(93,111)	(318,884)	242.5
Foreign Exchange Gain (Loss), Net	(29,073)	49,226	(269.3)	(79,981)	50,524	(163.2)
Total	(14,246)	(102,836)	621.9	(44,099)	(104,407)	136.8

In 3Q17, ASUR reported a Ps.102.8 million Comprehensive Financing Loss, compared to Ps.14.2 million loss in 3Q16. Interest expense rose by Ps.174.3 million during the period, reflecting mainly a higher debt balance resulting from the full consolidation of Aerostar along with the increase in interest rates during the period. Aerostar’s interest expenses for 3Q17 totaled Ps.123.5 million. Interest income increased by Ps.7.4 million, as a result of a higher cash balance and the increase in interest rates.

In 3Q17, ASUR reported a foreign exchange gain of Ps.49.2 million, resulting from 1.8% quarterly average appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position. This

ASUR 3Q17 Page 4 of 19

compared to a Ps.29.1 million foreign exchange loss in 3Q16 resulting from the 2.7% quarterly average Mexican peso depreciation during that period.

Income Taxes

Income Taxes for 3Q17 rose by Ps.73.6 million year-over-year, principally due to the following factors:

•	A Ps.68.8 million increase in the provision for income taxes, reflecting a higher taxable income base at Cancun Airport; and

•	A Ps.4.9 million decline in deferred income taxes, largely reflecting the recognition of the effects of the 0.94% increase in inflation during 3Q17 on the fiscal tax balance.

Majority Net Income

Majority Net Income for 3Q17 increased by 20.1% to Ps.1,100.7 million, up from Ps.916.8 million in 3Q16. Earnings per common share for the quarter were Ps.3.6690 and earnings per ADS (EPADS) were US$2.0205 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.3.0560 and EPADS of US$1.6829 for the same period last year. The higher majority net income principally reflects the 4.9% growth in total passenger traffic and ASUR’s increased ownership in Aerostar. Aerostar results are consolidated on a line by line basis since June 1, 2017. During 3Q17, Aerostar’s results were consolidated on a line by line basis, while in 3Q16 ASUR reported a Ps.29.1 million gain corresponding to its participation in Aerostar.

Consolidated Financial Position

On September 30, 2017, airport concessions represented 76.5% of the Company’s total assets, with current assets representing 21.9% and other assets representing 1.6%.

As of September 30, 2017, ASUR had cash and cash equivalents of Ps.7,679.0 million; a 119.55% increase from Ps.3,497.6 million at December 31, 2016. Aerostar contributed with Ps.635.5 million in cash and cash equivalents in 3Q17.

Stockholders’ equity at the close of 3Q17 was Ps.26,062.4 million and total liabilities were Ps.17,462.1 million, representing 59.9% and 40.1% of total assets, respectively. Deferred liabilities represented 9.1% of ASUR’s total liabilities.

Total Debt at the end of the quarter increased to Ps.14,712.4 million, from Ps.4,160.4 million in 3Q16, principally reflecting debt at Aerostar as shown on Tables 5 and 6, as well as the Ps.4,000 million loan at Cancun Airport. A total of Ps.10,712.4 million of ASUR’s debt, or 72.8% of total debt is denominated in U.S. dollars.

The Net Debt to LTM EBITDA ratio stood at 1.0x at the end of 3Q17, while the Interest Coverage ratio was 8.8x as of September 30, 2017. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratio of 0.1x and 42.0x as of September 30, 2016, respectively.

Table 5: Consolidated Debt Indicators
	September 30, 2016	June 30, 2017	September 30, 2017
Leverage
Total Debt/ LTM EBITDA (Times) (1)	0.8	1.7	2.2
Total Net Debt/ LTM EBITDA (Times) (2)	0.1	1.3	1.0
Interest Coverage Ratio (3)	42.0	42.0	8.8
Total Debt	4,160,441	10,894,391	14,712,448
Short-Term Debt	24,439	56,806	4,053,751
Long-Term Debt	4,136,002	10,837,585	10,658,697
Cash & Cash Equivalents	3,521,380	2,829,843	7,678,970
Total Net Debt(4)	639,061	8,064,548	7,033,478

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

ASUR 3Q17 Page 5 of 19

Table 6: Consolidated Debt Profile (US$ millions)
	Airport	Maturity	Interest Rate	Amortization Schedule
				2017	2018	2019	2020	2021 /22	2023 /35	Total
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	5.75%	5.2	5.8	5.2	5.3	10.9	169.1	201.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	6.75%	5.7	5.1	5.2	5.3	11.6	160.5	193.4
5 Yr-Syndicated Credit Facility	Cancún	Qtly. Amort.	Libor + 1.85%	-	4.7	20.7	50.9	42.0	-	118.3
5 Yr-Syndicated Credit Facility	Cancún	Qtly. Amort.	Libor + 1.75%	-	4.6	20.6	50.8	41.9	-	118.0
1 Yr-Syndicated Credit Facility [1]	Cancún	Qtly. Amort.	Tiie + 0.60%	4.5	230.6	-	-	-	-	235.1
Total				15.4	250.7	51.8	112.4	106.4	329.6	866.3

1.	Peso denominated credit facility.

Capital Expenditures

During 3Q17, ASUR’s capital investments totaled Ps.313.4 million. Of this, Ps.287.1 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, that is on track to open in 4Q17. In addition, during 3Q17, the Company invested Ps.26.3 million at the LMM Airport in Puerto Rico. Accumulated consolidated capex for 9M17 totaled Ps.705.3 million.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Third Quarter		% Chg	Nine-Months		% Chg
	2016	2017		2016	2017
Total Passengers (in thousands)	7,254	7,825	7.9	21,491	23,664	10.1

Total Revenues	2,355,757	2,606,720	10.7	6,676,900	7,796,657	16.8
Aeronautical Services	1,157,026	1,316,489	13.8	3,393,075	4,021,915	18.5
Non-Aeronautical Services	770,212	880,673	14.3	2,330,395	2,830,593	21.5
- Commercial Revenues	686,020	786,531	14.7	2,085,293	2,547,209	22.2
Construction Revenues	428,519	409,558	(4.4)	953,430	944,149	(1.0)
Total Revenues Excluding Construction Revenues	1,927,238	2,197,162	14.0	5,723,470	6,852,508	19.7

Total Commercial Revenues	686,020	786,531	14.7	2,085,293	2,547,209	22.2
Commercial Revenues from Direct Operations (1)	120,935	144,495	19.5	339,978	439,797	29.4
Commercial Revenues Excluding Direct Operations	565,085	642,036	13.6	1,745,315	2,107,412	20.7

Total Commercial Revenues per Passenger	94.6	100.5	6.3	97.0	107.6	10.9
Commercial Revenues from Direct Operations per Passenger (1)	16.7	18.5	10.8	15.8	18.6	17.5
Commercial Revenues Excl. Direct Operations per Passenger	77.9	82.1	5.3	81.2	89.1	9.7

Note: For purposes of this table, approximately 54.4 and 42.1 thousand transit and general aviation passengers are included in 3Q16 and 3Q17, respectively, while 164.9 and 133.8 thousand transit and general aviation passengers are included in 9M16 and 9M17.

1Represents ASUR’s operation of convenience stores in airports.

Mexico Revenues

Mexico Revenues for 3Q17 rose 10.7% YoY to Ps.2,606.7 million, principally due to increases of:

•	13.8% in revenues from aeronautical services, mainly as a result of the 8.1% increase in passenger traffic; and

•	14.3% in revenues from non-aeronautical services, principally reflecting the 14.7% increase in commercial revenues detailed below.

These increases were partially offset by a 4.4% decline in revenues from construction services that resulted from lower capital expenditures and other investments in concessioned assets during the period.

ASUR 3Q17 Page 6 of 19

Commercial Revenues in the quarter rose 14.7% year-over-year, principally due to the 8.1% increase in total passenger traffic and reported increases across all categories as shown on table 8. Commercial Revenues per Passenger, in turn, increased 6.3% to Ps.100.5 in 3Q17 from Ps.94.6 in 3Q16.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in table 9, during the last 12 months, ASUR opened three commercial spaces at Cancun airport and eight commercial spaces at its other eight airports. More details of these openings can be found on page 15 of this report.

Table 8: Mexico Commercial Revenues			Table 9: Mexico Summary Retail and Other Commercial Space Opened since September 30,2016
Business Line (1)	YoY Chg.		Type of Commercial Space (1)	# of spaces opened
	3Q17	9M17
Duty Free	23.2%	32.4%	Cancun	3
Food and Beverage Operations	19.9%	29.9%	Retail	3
Retail Operations	13.1%	16.8%
Car Rental Revenues	11.9%	17.0%
Advertising Revenues	-8.5%	10.4%	8 Other Airports	8
Banking and Currency Exchange Services	12.7%	19.4%	Retail	2
Ground Transportation	4.7%	11.3%	Duty Free	4
Teleservices	26.2%	22.6%	VIP Lounge	2
Parking Lot Fees	-2.6%	0.2%	Total Mexico	11
Other Revenues	12.2%	22.5%	1 Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	14.7%	22.2%

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Third Quarter		% Chg	Nine-Months		% Chg
	2016	2017		2016	2017
Cost of Services	346,841	417,576	20.4	971,076	1,145,691	18.0
Administrative	50,824	49,832	(2.0)	154,119	158,526	2.9
Technical Assistance	72,341	82,489	14.0	217,318	263,083	21.1
Concession Fees	87,075	100,097	15.0	258,698	308,901	19.4
Depreciation and Amortization	134,732	139,248	3.4	394,027	417,192	5.9
Operating Costs and Expenses Excluding Construction Costs	691,813	789,242	14.1	1,995,238	2,293,393	14.9
Construction Costs	428,519	409,558	(4.4)	953,430	944,149	(1.0)
Total Operating Costs & Expenses	1,120,332	1,198,800	7.0	2,948,668	3,237,542	9.8

Total Mexico Operating Costs and Expenses for 3Q17 increased 7.0% year-over-year. This includes construction costs, which declined 4.4%, reflecting lower levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses rose 14.1% to Ps.789.2 million.

Cost of Services rose 20.4% mainly due to higher energy, security and maintenance expenses. Higher cost of sales from convenience stores directly operated by ASUR and professional fees in connection with several projects, also contributed to the increase in cost of services. Administrative expenses declined by 2.0% YoY.

The 14.0% increase in Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession fees, which include fees paid to the Mexican government, rose 15.0%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 3.4% YoY, mainly reflecting capitalized investments.

ASUR 3Q17 Page 7 of 19

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Third Quarter		%Chg	Nine-Months		% Chg
	2016	2017		2016	2017
Interest Income	46,652	64,522	38.3	128,993	180,087	39.6
Interest Expense	(31,825)	(93,113)	192.6	(93,111)	(169,689)	82.2
Foreign Exchange Gain (Loss), Net	(29,073)	49,226	(269.3)	(79,981)	50,524	(163.2)
Total	(14,246)	20,635	(244.8)	(44,099)	60,922	(238.1)

In 3Q17, ASUR’s Mexico operations reported a Ps.20.6 million Comprehensive Financing Gain, compared to a Ps.14.2 million loss in 3Q16. This was mainly due to a foreign exchange gain in 3Q17 of Ps.49.2 million, reflecting a 1.8% quarterly average appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position. This compared to a Ps.29.1 million foreign exchange loss in 3Q16, resulting from the 2.7% quarterly average Mexican peso depreciation during that period.

Interest income in Mexico increased by 38.3% YoY to Ps.64.5 million in 3Q17, reflecting a higher cash balance and higher interest rates, while interest expense rose by 192.6% to Ps.93.1 million during the period.

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Third Quarter		% Chg	Nine-Months		% Chg
	2016	2017		2016	2017
Total Revenue	2,355,757	2,606,720	10.7	6,676,900	7,796,657	16.8
Total Revenues Excluding Construction Revenues	1,927,238	2,197,162	14.0	5,723,470	6,852,508	19.7
Operating Profit	1,235,425	1,407,920	14.0	3,728,232	4,559,115	22.3
Operating Margin	52.4%	54.0%	+157 bps	55.8%	58.5%	+264 bps
Adjusted Operating Margin (1)	64.1%	64.1%	-2 bps	65.1%	66.5%	139 bps
Net Income	916,798	1,100,696	20.1	2,711,756	3,571,974	31.7
EBITDA	1,374,135	1,567,176	14.0	4,127,594	4,996,339	21.0
EBITDA Margin	58.3%	60.1%	+179 bps	61.8%	64.1%	+226 bps
Adjusted EBITDA Margin (2)	71.3%	71.3%	+3 bps	72.1%	72.9%	+80 bps

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit in 3Q17 increased 14.0% to Ps.1,407.9 million. Operating Margin for the quarter increased 157 bps YoY to 54.0% principally as a result higher operating leverage given YoY increases of 10.7% in revenues and 7.0% in costs and expenses.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, remained relatively unchanged at 64.1% in 3Q17.

EBITDA rose 14.0% to Ps.1,567.2 million from Ps.1,374.1 million in 3Q16, reflecting higher operating leverage. 3Q17 EBITDA Margin expanded to 60.1% from 58.3% in 3Q16.

During 3Q17, ASUR recognized Ps.409.6 million in “Construction Revenues,” a year-on-year decline of 4.4%, due to lower capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, remained unchanged YoY at 71.3%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR 3Q17 Page 8 of 19

ASUR’s Mexico’s operations accumulated regulated revenues as of September 30, 2017 totaled Ps.4,218,56 million, with an average tariff per workload unit of Ps.171.91 (pesos of December 2016). ASUR’s regulated revenues for 9M17 accounted for approximately 61.56% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented above reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

The following discussion compares the stand-alone results of Aeorstar for the three-month period ended September 30, 2017 (in which Aerostar was consolidated with ASUR) against the three-month period ended Setpember 30, 2016 (in which Aerostar was not consolidated with ASUR and instead was accounted for by the equity method). ASUR is not presenting results for the nine-month periods ended September 30, 2017 and 2016 as ASUR did not consolidate Aerostar during the totality of this period.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger

(in thousands of Mexican pesos)
	Third Quarter		% Var
	2016	2017
	Not Consolidated	Consolidated
Total Passenger (thousands)	2,269	2,145	(5.5)

Total Revenues	629,664	623,384	(1.0)
Aeronautical Services	415,223	415,979	0.2
Non-Aeronautical Services	214,441	207,405	(3.3)
- Commercial Revenues	211,510	205,680	(2.8)
Total Commercial Revenues	211,510	205,680	(2.8)
Commercial Revenues from Direct Operations (1)	48,566	47,757	(1.7)
Commercial Revenues Excluding Direct Operations	162,944	157,923	(3.1)
Total Commercial Revenues per Passenger	93.2	95.9	2.9
Commercial Revenues from Direct Operations per Passenger (1)	21.4	22.3	4.0
Commercial Revenues Excl. Direct Operations per Passenger	71.8	73.6	2.5

1Represents ASUR’s operation of convenience stores in LMM Airport.

Note: Figures in pesos at an average exchange rate of Ps.17.8166

Puerto Rico Revenues

Total Puerto Rico Revenues for 3Q17 fell 1.0% YoY to Ps.623.4 million, principally due to the combination of:

•	A 3.3% reduction in revenues from non-aeronautical services, principally reflecting the 2.8% decline in commercial revenues; while
•	Revenues from aeronautical services remained relatively unchanged, despite the 5.5% decline in passenger traffic.

Commercial Revenues in the quarter declined 2.8%% year-over-year, principally reflecting the impact from Hurricane Maria, which resulted in operations at this airport being suspended on September 19, 2017 at 19:30 pm and resuming on a limited basis on September 21, 2017 with 10 flights, increasing progressively to 41 daily flights at the end of September 2017. The airport is still operating on a limited basis.

Commercial Revenues per Passenger rose to Ps.95.9 from Ps.93.2 in 3Q16.

No commercial spaces were opened in 3Q17. As shown on table 15, during the last 12 months, 11 new commercial spaces were opened at LMM Airport. More details of these openings can be found on page 15 of this report.

ASUR 3Q17 Page 9 of 19

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

Table 14: San Juan Airport Commercial Revenue Performance		Table 15: San Juan Airport Summary Retail and Other Commercial Space Opened since September 30, 2016
Bussines Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	3Q17
Advertising Revenues	41.8%	Retail	3
Other Revenue	45.9%	Food & Beverage	4
Car Rental Revenues	2.2%	Car Rental	1
Food and Beverage Operations	(2.7%)	Other Revenue	3
Retail Operations	(3.0%)	Total Commercial Spaces	11
Duty Free	(6.5%)
Ground Transportation	(11.9%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Parking Lot Fees	(13.7%)
Total Commercial Revenues	(2.8%)

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs and Expenses

(in thousands of Mexican pesos)
	Third Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Cost of Services	309,360	271,456	(12.3)
Concession Fees	2,460	2,500	1.6
Depreciation and Amortization	109,789	101,737	(7.3)
Total Operating Costs & Expenses	421,609	375,693	(10.9)

Note: Figures in pesos at an average exchange rate of Ps.17.8166.

Total Operating Costs and Expenses at LMM Airport in 3Q17 declined 10.9% YoY to Ps.375.7 million.

Cost of Services declined 12.3% YoY, while Concession Fees, which include fees paid to the Puerto Rican government, rose 1.6%. Depreciation and Amortization declined 7.3%.

In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. The monthly amount is Ps.5.6 million.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain

(in thousands of Mexican pesos)
	Third Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Interest Income	23	18	(21.7)
Interest Expense	(136,757)	(123,490)	(9.7)
Total	(136,734)	(123,472)	(9.7)

Note: Figures in pesos at an average exchange rate of Ps.17.8166.

During 3Q17, LMM Airport reported a Ps.123.5 million Comprehensive Financing Loss, compared with a Ps.136.7 million loss in 3Q16.

On February 22, 2013, and as part of the financing of the Concession Agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of June 30, 2017, the remaining balance is US$77.4 million.

ASUR 3Q17 Page 10 of 19

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Authority, and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of September 30, 2017, had not been utilized.

All long-term debt is collateralized by the Aerostar total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Operating Profit & EBITDA (in thousands of Mexican pesos)
	Third Quarter		% Chg
	2016	2017
	Not Consolidated	Consolidated
Total Revenue	629,664	623,384	-1.0%
Operating Profit	208,054	247,691	19.1%
Operating Margin	33.0%	39.7%	+669 bps
Net Income	58,287	112,295	92.7%
EBITDA	317,843	349,428	9.9%
EBITDA Margin	50.5%	56.1%	+558 bps

Note: Figures in pesos at an average exchange rate of Ps.17.8166.

Operating Profit in 3Q17 increased 19.1% to Ps.247.7 million, with Operating Margin up 669 bps to 39.7% from 33.0% in 3Q16.

EBITDA rose 9.9% to Ps.349.4 million from Ps.317.8 million in 3Q16 despite the decline in passenger traffic, principally reflecting cost savings during the period. EBITDA Margin rose 558 bps to 56.1% in 3Q17.

Puerto Rico Capital Expenditures

During 3Q17, Aerostar invested Ps.26.3 million to modernize LMM Airport, mainly for the construction of the Federal Inspection Station and in equipment for LMM’s operations. This compares with investments of Ps.48.6 million in 3Q16.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Port Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year will increase in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Impact from Hurricane Maria

On September 20, 2017 Hurricane Maria, category 4, made landfall on Puerto Rico. Operations at Luis Muñoz Marín Airport were suspended on September 19 at 19:30 pm and resuming on a limited basis on September 21, 2017 with 10 flights, increasing progressively to 41 daily flights at the end of September 2017. The airport is still operating on a limited basis. Airport management is evaluating damages to airport infrastructure and does not have a reasonable estimate yet. Airport infrastructure is insured against material damages with a maximum deductible of US$10 million.

ASUR 3Q17 Page 11 of 19

Subsequent Events

ASUR has received regulatory approval to consummate its acquisition of Airplan, S.A.  Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport and José María Córdova International Airport in Medellín, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal.   Following consummation of the acquisition, ASUR will own approximately 92.42% of the capital stock of Airplan. The consummation of the Airplan acquisition is expected by the end of October.

ASUR has not yet received regulatory approval to consummate its acquisition of Aeropuertos de Oriente S.A.S. (Oriente).   In light of the pending regulatory approvals for the acquisition of Oriente, the sellers and ASUR have agreed to negotiate in good faith an adjustment to the purchase price and the terms and conditions of their acquisition agreement, and to use commercially reasonable efforts to obtain the relevant regulatory approvals.  Oriente has concessions to operate the following airports in Colombia: the Simón Bolivar International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja.  If the Oriente acquisition is consummated, ASUR will own approximately 97.26% of the capital stock of Oriente.

Definitions

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

Domestic Passenger Traffic refers to traffic within Mexico for Mexican airports, and within San Juan airport and the U.S. for LMM Airport. International Passenger Traffic refers to traffic between Mexico and other countries for Mexican airports, and between San Juan Airport and countries other than the U.S. for LMM Airport.

EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBsITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues for Mexico and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 3Q17 Page 12 of 19

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli +1-646-330-5907 susan.borinelli@mbsvalue.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q17 Page 13 of 19

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Third Quarter		% Chg	Nine - Months		% Chg
		2016	2017		2016	2017
Domestic Traffic		3,675,805	3,929,206	6.9	9,505,566	10,641,806	12.0
CUN	Cancun	2,059,770	2,254,689	9.5	5,047,917	5,839,906	15.7
CZM	Cozumel	41,333	43,356	4.9	104,642	98,664	(5.7)
HUX	Huatulco	146,121	171,582	17.4	400,768	481,415	20.1
MID	Merida	471,356	480,906	2.0	1,280,057	1,417,209	10.7
MTT	Minatitlan	55,931	50,149	(10.3)	168,624	150,493	(10.8)
OAX	Oaxaca	174,802	214,433	22.7	504,107	567,122	12.5
TAP	Tapachula	73,037	63,519	(13.0)	212,384	205,911	(3.0)
VER	Veracruz	342,196	346,098	1.1	920,511	963,283	4.6
VSA	Villahermosa	311,259	304,474	(2.2)	866,556	917,803	5.9
International Traffic		3,523,734	3,853,851	9.4	11,820,100	12,888,713	9.0
CUN	Cancun	3,340,795	3,654,326	9.4	11,133,491	12,156,200	9.2
CZM	Cozumel	79,378	80,753	1.7	321,087	328,791	2.4
HUX	Huatulco	4,168	4,843	16.2	90,308	102,878	13.9
MID	Mérida	46,430	53,961	16.2	122,500	146,650	19.7
MTT	Minatitlan	3,722	1,826	(50.9)	9,397	5,267	(44.0)
OAX	Oaxaca	14,372	23,493	63.5	44,270	56,221	27.0
TAP	Tapachula	3,073	3,713	20.8	8,525	10,824	27.0
VER	Veracruz	20,502	19,955	(2.7)	56,979	52,134	(8.5)
VSA	Villahermosa	11,294	10,981	(2.8)	33,543	29,748	(11.3)
Total Traffic México		7,199,539	7,783,057	8.1	21,325,666	23,530,519	10.3
CUN	Cancun	5,400,565	5,909,015	9.4	16,181,408	17,996,106	11.2
CZM	Cozumel	120,711	124,109	2.8	425,729	427,455	0.4
HUX	Huatulco	150,289	176,425	17.4	491,076	584,293	19.0
MID	Merida	517,786	534,867	3.3	1,402,557	1,563,859	11.5
MTT	Minatitlan	59,653	51,975	(12.9)	178,021	155,760	(12.5)
OAX	Oaxaca	189,174	237,926	25.8	548,377	623,343	13.7
TAP	Tapachula	76,110	67,232	(11.7)	220,909	216,735	(1.9)
VER	Veracruz	362,698	366,053	0.9	977,490	1,015,417	3.9
VSA	Villahermosa	322,553	315,455	(2.2)	900,099	947,551	5.3

US Passenger Traffic, San Juan Airport (LMM)
		Third Quarter		% Chg	Nine - Months		% Chg
		2016	2017		2016	2017
SJU Total [1]		2,268,840	2,144,760	(5.5)	6,923,233	6,865,311	(0.8)
Domestic Traffic		1,943,163	1,858,789	(4.3)	6,062,216	6,005,732	(0.9)
International Traffic		325,677	285,971	(12.2)	861,017	859,579	(0.2)

1 On May 26, 2017, ASUR increased its ownership stake in LMM Airport from 50% to 60%. While ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017, for comparison purposes this table includes traffic figures for LMM Airport for 3Q16 and 3Q17 as well as 9M16 and 9M17.
Note: Passenger figures for Mexico exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 3Q17 Page 14 of 19

ASUR Retail and Other Commercial Space Opened since September 30, 2016 [1]
Business Name	Type	Opening Date
MEXICO
Cancun
TUMI	Retail	December 2016
Ay Guey	Retail	March 2017
Cuadra	Retail	April 2017
Merida
La Lupita	Retail	October 2016
MOBO	Retail	November 2016
Villahermosa
Dfass Mexico	Duty Free	October 2016
Veracruz
Dfass Mexico	Duty Free	October 2016
Oaxaca
NLG Services	VIP Lounge	February 2017
Huatulco
Dfass Mexico	Duty Free	December 2016
Dfass Mexico	Duty Free	December 2016
Global lounge op mex	VIP Lounge	April 2017
SAN JUAN, PUERTO RICO
Ready Credit Starions	Other Revenue	October 2016
El Colmadito - Terminal A	Retail	December 2016
El Market Jewerly - Terminal C	Retail	December 2016
Gustos Café Terminal - Terminal C	Food & Beverage	December 2016
Popeye's Food Court - Terminal A	Food & Beverage	December 2016
El Market Jewerly - Terminal B	Retail	January 2017
Gustos Café Public Area - Terminal B	Food & Beverage	June 2017

[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q17 Page 15 of 19

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	3Q 2016	3Q 2016 Per Workload Unit	3Q 2017	3Q 2017 Per Workload Unit	YoY % Chg	YoY % Chg Per Workload Unit
Mexico						
Cancun [1]						
Aeronautical Revenues	850,458	155.8	977,939	163.4	15.0	4.9
Non-Aeronautical Revenues	697,934	127.9	803,322	134.2	15.1	4.9
Construction Services Revenues	356,606	65.3	357,439	59.7	0.2	(8.6)
Total Revenues	**1,904,998**	**349.0**	**2,138,700**	**357.3**	**12.3**	**2.4**
Operating Profit	986,632	180.8	1,174,721	196.3	19.1	8.6
EBITDA	1,069,251	195.9	1,259,962	210.5	17.8	7.5
Merida						
Aeronautical Revenues	88,202	155.8	97,452	166.3	10.5	6.7
Non-Aeronautical Revenues	23,024	40.7	24,128	41.2	4.8	1.2
Construction Services Revenues	37,265	65.8	21,552	36.8	(42.2)	(44.1)
Other [2]	13	-	16	-	23.1	n/a
Total Revenues	**148,504**	**262.4**	**143,148**	**244.3**	**(3.6)**	**(6.9)**
Operating Profit	41,673	73.6	56,173	95.9	34.8	30.3
EBITDA	51,651	91.3	67,813	115.7	31.3	26.7
Villahermosa						
Aeronautical Revenues	47,599	142.5	49,474	151.3	3.9	6.2
Non-Aeronautical Revenues	14,947	44.8	15,940	48.7	6.6	8.7
Construction Services Revenues	14,572	43.6	76	0.2	(99.5)	(99.5)
Other [2]	15	-	19	0.1	26.7	n/a
Total Revenues	**77,133**	**230.9**	**65,509**	**200.3**	**(15.1)**	**(13.3)**
Operating Profit	28,632	85.7	31,620	96.7	10.4	12.8
EBITDA	35,819	107.2	39,103	119.6	9.2	11.6
Other Airports [3]						
Aeronautical Revenues	170,767	173.9	191,623	183.7	12.2	5.6
Non-Aeronautical Revenues	34,307	34.9	37,284	35.7	8.7	2.3
Construction Services Revenues	20,076	20.4	30,491	29.2	51.9	43.1
Other [2]	33	-	39	-	18.2	n/a
Total Revenues	**225,183**	**229.3**	**259,437**	**248.7**	**15.2**	**8.5**
Operating Profit	79,535	81.0	91,625	87.8	15.2	8.4
EBITDA	113,509	115.6	126,332	121.1	11.3	4.8
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	321,866	n/a	312,954	n/a	(2.8)	n/a
Total Revenues	**321,866**	**n/a**	**312,954**	**n/a**	**(2.8)**	**n/a**
Operating Profit	98,954	n/a	53,780	n/a	(45.7)	n/a
EBITDA	103,905	n/a	73,965	n/a	(28.8)	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(321,927)	n/a	(313,028)	n/a	(2.8)	n/a
Total Mexico						
Aeronautical Revenues	1,157,026	157.6	1,316,488	165.8	13.8	5.2
Non-Aeronautical Revenues	770,212	104.9	880,674	110.9	14.3	5.7
Construction Services Revenues	428,519	58.4	409,558	51.6	(4.4)	(11.6)
Total Revenues	**2,355,757**	**320.9**	**2,606,720**	**328.3**	**10.7**	**2.3**
Operating Profit	1,235,426	168.3	1,407,919	177.3	14.0	5.3
EBITDA	1,374,135	187.2	1,567,175	197.4	14.0	5.4
San Juan Puerto Rico, US [5]						
Aeronautical Revenues			415,979	468.1	n/a	n/a
Non-Aeronautical Revenues			207,405	233.4	n/a	n/a
Construction Services Revenues			-	-	n/a	n/a
Total Revenues			**623,384**	**701.5**	**n/a**	**n/a**
Operating Profit			247,691	278.7	n/a	n/a
EBITDA			349,428	393.2	n/a	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment		n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR						
Aeronautical Revenues	1,157,026	157.6	1,732,467	196.2	49.7	24.5
Non-Aeronautical Revenues	770,212	104.9	1,088,079	123.2	41.3	17.4
Construction Services Revenues	428,519	58.4	409,558	46.4	(4.4)	(20.5)
Total Revenues	**2,355,757**	**320.9**	**3,230,104**	**365.8**	**37.1**	**14.0**
Operating Profit	1,235,426	168.3	1,655,610	187.5	34.0	11.4
EBITDA	1,374,135	187.2	1,916,603	217.1	39.5	16.0

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operations of San Juan Airport, Puerto Rico, US

ASUR 3Q17 Page 16 of 19

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Income from January 1 to September 30, 2017 and 2016
Thousands of mexican pesos

Item	9M 2016	9M 2017	% Chg	3Q 2016	3Q 2017	% Chg
Revenues						
Aeronautical Services	3,393,075	4,587,720	35.2	1,157,026	1,732,467	49.7
Non-Aeronautical Services	2,330,395	3,110,280	33.5	770,212	1,088,079	41.3
Construction Services	953,430	944,149	(1.0)	428,519	409,558	(4.4)
Total Revenues	**6,676,900**	**8,642,149**	**29.4**	**2,355,757**	**3,230,104**	**37.1**
Operating Expenses						
Cost of Services	971,076	1,508,473	55.3	346,841	689,033	98.7
Cost of Construction	953,430	944,149	(1.0)	428,519	409,558	(4.4)
General and Administrative Expenses	154,119	158,526	2.9	50,824	49,832	(2.0)
Technical Assistance	217,318	263,083	21.1	72,341	82,489	14.0
Concession Fee	258,698	312,195	20.7	87,075	102,597	17.8
Depreciation and Amortization	394,027	554,442	40.7	134,732	240,985	78.9
Total Operating Expenses	**2,948,668**	**3,740,868**	**26.9**	**1,120,332**	**1,574,494**	**40.5**
Operating Income	**3,728,232**	**4,901,281**	**31.5**	**1,235,425**	**1,655,610**	**34.0**
Comprehensive Financing Cost	**(44,099)**	**(104,407)**	**136.8**	**(14,246)**	**(102,836)**	**621.9**
Income from results of Joint Venture Accounted by the Equity Method	**137,159**	**112,345**	**(18.1)**	**29,136**	**-**	**(100.0)**
Income Before Income Taxes	**3,821,292**	**4,909,219**	**28.5**	**1,250,315**	**1,552,774**	**24.2**
Provision for Income Tax	1,145,737	1,454,150	26.9	381,218	449,994	18.0
Provision for Asset Tax	699	699	-	233	233	-
Deferred Income Taxes	(36,900)	(181,949)	393.1	(47,934)	(43,066)	(10.2)
Net Income for the Year	**2,711,756**	**3,636,319**	**34.1**	**916,798**	**1,145,613**	**25.0**
Majority Net Income	**2,711,756**	**3,571,974**	**31.7**	**916,798**	**1,100,695**	**20.1**
Non- controlling interests	**-**	**64,345**	**-**	**-**	**44,918**	**-**
Earning per Share	9.0392	11.9066	31.7	3.0560	3.6690	20.1
Earning per American Depositary Share (in U.S. Dollars)	4.9778	6.5568	31.7	1.6829	2.0205	20.1

Exchange Rate per Dollar Ps. 18.1590

ASUR 3Q17 Page 17 of 19

ASUR 3Q17 Page 18 of 19

ASUR 3Q17 Page 19 of 19

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 19, 2017